Certificate of Qualified Person

KEVIN C. SCOTT

I, Kevin C. Scott P.Eng., as an author of this report entitled “Technical Report on the New Afton Project, British Columbia, Canada”, prepared for New Gold Inc. and dated December 31, 2009, do hereby certify that:

1.	I am a Principal Metallurgist with Scott Wilson Roscoe Postle Associates Inc. of Suite 388, 1130 West Pender Street, Vancouver, British Columbia, Canada V6E 4A4.

2.	I am a graduate of University of British Columbia, Vancouver, Canada in 1989 with a Bachelor of Applied Science degree in Metals and Materials Engineering.

3.
I am registered as a Professional Engineer in the Province of British Colombia (Licence # 25314) and the Province of Ontario (License # 90443342).  I have worked as a metallurgical engineer for a total of 18 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements
• Process engineer at three Canadian base metals mineral processing operations
•
Senior metallurgical engineer working for three multi-national engineering and construction companies on feasibility studies and in engineering design of mineral processing plants in Canada and South America

• Senior process manager in charge of process design and engineering for a metallurgical processing plant in South America

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I have not visited the New Afton Project.

6.	I am responsible for preparation of Item 16 and parts of Items 1, 19, 20, and 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 31st day of December, 2009

(Signed & Sealed)

Kevin C. Scott, P.Eng.